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morrison & foerster llp
new york, san francisco,
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denver, northern virginia,
orange county, sacramento,
walnut creek, century city
tokyo, london, beijing,
shanghai, hong kong,
singapore, brussels

December 12, 2006

Writer’s Direct Contact
703.760.7732
JBernstein@mofo.com

Barbara C. Jacobs
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Room 4651
Washington, DC 20549

Re:	Sourcefire, Inc. Registration Statement on Form S-1 filed October 25, 2006 File No. 333-138199
Dear Ms. Jacobs:
          We enclose herewith, on behalf of Sourcefire, Inc. (the “Company” or “Sourcefire”), clean and marked copies of Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”), together with responses to the comments raised by the Staff in its comment letter dated November 22, 2006. Amendment No. 1 incorporates responses to the Staff’s comments. Below we have noted the Staff’s comments in bold face type and the responses in regular type. Page number references are to the marked copy of Amendment No. 1.
Registration Statement on Form S-1
1.	We will process this filing and your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

The Company notes the Staff’s comment and expects to indicate a price range in a subsequent amendment to the Registration Statement. The Company understands that the effect of the price range on disclosure throughout the document may cause the Staff to raise issues on areas not previously commented upon.

Barbara C. Jacobs
December 12, 2006

2.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

Amendment No. 1 contains artwork included on the inside front cover of the prospectus. The Company has not yet determined whether any other graphics will be included in the prospectus; however, the Company acknowledges the Staff’s comment and will submit any such graphics to the Staff with sufficient time for the Staff to review.
Prospectus Summary, page 1
3.	You state here and elsewhere in the prospectus that you are “a leading provider of intelligence driven, open source network security solutions,” that Snort has “become a de facto industry standard,” and that Martin Roesch, your founder and chief technology officer, is widely regarded as a “network security visionary.” Please provide us support for these claims of your industry position, prominence and Mr. Roesch’s standing. Further, please expand your disclosure to state concisely the basis on which your market leadership claim is made. In your response tell us how you compare to your competitors in quantitative or qualitative terms and consider appropriate disclosure in this respect.

A Leading Provider. The Company believes that it is a leading provider of intelligence driven, open source network security solutions based upon a number of qualitative factors, most importantly of which are the published reports from an independent third party. The Company’s leadership position is also substantiated by the numerous awards and certifications that it has received. These awards and certifications are listed on page 60 of Amendment No. 1 and substantiated in the Company’s response to Comment #6.

The Company relies primarily on the published opinions of Gartner, Inc., an independent third party industry analyst, which the Company believes offers the most comprehensive analysis on this topic in its publication entitled “Magic Quadrant for Network Intrusion Prevention System Appliances, 2H05”. In that work, Gartner has identified Sourcefire as a “Leader” in its industry, supporting the Company’s position as one of a select few companies that best combines “completeness of vision” with “ability to execute.” Of the 16 Network Intrusion Prevention System Appliance vendors surveyed, Gartner considered only five of those companies to be a “Leader,” including Sourcefire.

Barbara C. Jacobs
December 12, 2006

Gartner defines a leader as one that “demonstrate[s] balanced progress and effort on all execution and vision categories. [Leaders’] actions raise the competitive bar for all products in the market, and they can change the course of the industry. To remain in the Leaders quadrant, these vendors must have demonstrated a track record of delivering successfully in enterprise intrusion prevention system deployments and winning in competitive assessments. Leaders produce products that provide high signature quality, offer low latency, and have a range of models, and have consistently won selections and have been consistently visible on enterprise shortlists.”
•	Gartner, Inc., Magic Quadrant for Network Intrusion Prevention System Appliances, 2H05, dated November 30, 2005; supporting the “leading provider” statement. (included on Exhibit A).
De-Facto Industry Standard. The Company believes that Snort has become a de facto industry standard based upon a quantitative and qualitative analysis. First, Snort has been downloaded from our web site (www.snort.org) more than three million times, which represents a significant number in our industry. Additionally, there exist more than 100,000 unique users who have registered on snort.org., which indicates that there are a substantial number of active users of Snort. Finally, the Company relies on a number of third party published works leading the Company to believe that Snort is “a de facto industry standard” (included on Exhibit A).
•	Red Hat Magazine, “Securing Your System with Snort,” dated November 2005; supporting the “de facto industry standard” statement.

•	InfoSecurity Magazine, “The Influence List,” dated November 2002; supporting the “de facto industry standard” and “network security visionary” statements.

•	InfoWorld, “RNA sniffs out network intrusions — Martin Roesch,” dated May 21, 2004; supporting the “de facto industry standard” statement.

•	FastCompany.com, “2002 Fast 50 Entry — Open Source Leads to True Security,” dated 2003; supporting the “leading provider” and “de facto industry standard” statements.

•	Informit.com, “Intrusion Detection with SNORT: Advanced IDS Techniques Using SNORT, Apache, MySQL, PHP, and ACID,” dated May 8, 2003; supporting the “de facto industry standard” statement.

•	Informit.com, “Intrusion Detection with Snort,” dated May 20, 2003; supporting the “de facto industry standard” statement.

Barbara C. Jacobs
December 12, 2006

Network Security Visionary. The Company believes that Mr. Roesch is a “network security visionary” based upon the fact that Mr. Roesch is the primary author of Snort and based upon published reports from independent third parties.
•	CIO Magazine, “Free Code for Sale: The New Business of Open Source,” dated February 15, 2006; supporting the “network security visionary” statement (attached on Exhibit A).
The disclosure on page 3 of Amendment No. 1 has been revised to address the Staff’s request.

4.	We specifically note your statement regarding your belief that “a majority of the Fortune 100 companies and all of the 30 largest U.S. government agencies use Snort technology” and that “Snort is the most widely deployed intrusion prevention technology worldwide.” Please provide us support for your belief in the foregoing. Further, please clarify your reference on page 52 to your measurement metric of “total dollar outlays.”

Enclosed as Exhibit B to this response letter are copies of:
•	a table of Fortune 100 companies reflecting which are Sourcefire customers and which are Snort users; and

•	a table of the 30 largest U.S. government agencies reflecting which are Sourcefire customers and which are Snort users.
The disclosure on page 53 of Amendment No. 1 has been revised to clarify that the measurement metric used to determine the top 30 U.S. government agencies was total annual budget.

5.	With respect to any third-party statements in your prospectus such as the market information by International Data Corporation presented in this section, please provide us with support for such statements and disclose the date such reports were made. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, tell us whether the source of each statistic is publicly available without cost or at a nominal expense.

Enclosed as Exhibit C to this response letter are copies of source documents supporting all third-party statements in the prospectus. The disclosure throughout the prospectus has been revised to include the dates of the documents supporting third-

Barbara C. Jacobs
December 12, 2006

party statements in the prospectus. The reports published by IDC and Gartner, Inc. are publicly available at substantial cost and the other source documents are publicly available without cost or at a nominal expense.

6.	We note your disclosure of awards and certifications on pages 3 and 59. Please provide us support for these awards and certifications.

With respect to the certifications from the National Security Agency Systems and Network Attack Center, there is no document that can be provided by the Company to the Staff which proves that the Company has met certification standards. However, the Systems and Network Attack Center team conducts testing of products on behalf of constituents in the intelligence community and the results are subsequently classified as secret. The fact that our products are purchased by government intelligence organizations substantiates the existence of the certifications due to the fact that we would be unable to sell our products to these organizations without the certifications.

With respect to the certifications from the Defense Information Security Agency, Finance and Accounting Office — Security Technical Implementation Guide, there is no document that can be provided by the Company to the Staff which proves that the Company has met certification standards. The Security Technical Implementation Guide is created for all products deployed within Department of Defense or Defense Information Security Agency networks, and is for Department of Defense use only. However, the fact that our products are purchased by the Department of Defense substantiates the existence of the certifications due to the fact that we would be unable to sell our products to the Department of Defense without the certifications.

Enclosed as Exhibit D to this response letter are copies of the other awards and certifications disclosed on pages 3 and 59 of the S-1 filed on October 25, 2006.

7.	We note your use of the term “endpoint” throughout your disclosure. Please clarify your use of such term. In addition, you have characterized “endpoint intelligence” as the “ability to continuously discover characteristics and vulnerabilities of network assets.” Please clarify how endpoint intelligence is differentiated from the network intelligence afforded by your RNA product. Please keep in mind our plain English principles regarding the use of industry jargon and terms unfamiliar to the potential investor.

Disclosure has been provided to comply with the Staff’s request on pages 1, 3, 32 and 50 of Amendment No. 1.

Barbara C. Jacobs
December 12, 2006

8.	You disclose throughout your intent to selectively pursue acquisitions of complementary businesses, technologies and products. In particular, we note your disclosure on page 47 in which you state that you are “currently not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, businesses, services or technologies,” but that you may enter into such arrangements in the future. Please clarify whether you have any plans, proposals or arrangements with respect to any specific acquisition.

The disclosure on pages 25, 48 and 54 of Amendment No. 1 has been revised to clarify that the Company currently has no plans, proposals or arrangements with respect to any specific acquisition.
Risk Factors
New competitors could emerge. . . , page 10
9.	We note the disclosure that IBM recently acquired one of your competitors, Internet Security Systems and on page 22 you note that your relationship with IBM may be diminished by this transaction. Your current disclosure does not address the importance of IBM to your operating results and so could be enhanced by addressing the nature of any agreements you have with IBM as well as quantifying, to the extent material, the dollar amount of revenues generated through IBM as a distributor and reseller of your products and services. Tell us what consideration you have made to providing this information. Known uncertainties that are reasonably likely to have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations should be disclosed in your management’s discussion and analysis. See Item 303 of Regulation S-K.

The Company has included disclosure on page 19 of its amended filing that sales attributable to IBM accounted for only 1.2% and 3.3% of the Company’s total revenue for the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively. Therefore, even the loss of all revenue from IBM would not be material to the Company. The disclosure on pages 10 and 19 of Amendment No. 1 has been revised to address the Staff’s request.
If existing customers do not make subsequent purchases from us. . . , page 12
10.	Please elaborate in qualitative and quantitative terms on the impact that impaired relationships with your largest customers may have on your business. In particular, we note that you mention service revenue and annual maintenance fees from your installed customer base. Please discuss whether any customer

Barbara C. Jacobs
December 12, 2006

comprises a significant share of such recurring revenue in which the loss of such customer would materially affect your revenue. We note your disclosure on page 59 that no customer accounted for over 10 percent of your revenues in 2005.

The disclosure on page 12 of Amendment No. 1 has been revised to address the Staff’s request.
Our products contain third party open source software. . . , page 14
11.	You disclose that the underlying license agreements for your use of open source programs may “require [you] to make available to the open source user community the source code for [your] modifications and derivative works” and possibly your proprietary software. To the extent material, please expand to discuss whether you previously have made such source code available. Please also elaborate on how the user community undertakes to have you comply with such availability requirement.

The disclosure on page 14 of Amendment No. 1 has been revised to address the Staff’s request.
Our proprietary rights may be difficult to enforce. . . , page 15
12.	Please elaborate on the circumstances in which you have placed, and may place, source code for your software in escrow and when such source code may be made available to your customers and OEM partners.

The disclosure on pages 15 and 16 of Amendment No. 1 has been revised to address the Staff’s request.
Claims that our products infringe the proprietary rights of others. . . , page 15
13.	Please clarify as to whether you have a patent application pending with respect to your RNA technology. If you have filed an application, please elaborate specifically on how the timing of the filing of the patent applications by others regarding similar technology may affect your pending application. In particular, please elaborate on whether the one company you reference is PredatorWatch, whether their application preceded your application and, if so, the ramifications of such timing to your patent application for your RNA technology.

Barbara C. Jacobs
December 12, 2006

Disclosure has been added on page 15 of Amendment No. 1 regarding the number of patent applications with respect to RNA technology. Of the nineteen patents identified on pages 16 and 63 of Amendment No. 1, ten of those patents cover technology used by RNA sensors. Seven of these ten patents were filed on May 12, 2004 and relate back to provisional patent applications filed on May 12, 2003. The remaining three patents were filed on November 14, 2005, one of which relates back to one of the May 12th patents. At this time, the Company cannot accurately assess how the timing of third party applications regarding similar technology may affect these pending applications.

PredatorWatch notified the Company of its published patent No. 2005/0044418 that was filed on July 26, 2004 and relates to a provisional patent application that was filed on July 25, 2003. That patent application was published on February 24, 2005. PredatorWatch also claims that it has other applications pending in connection with its technology. To compare the claims of PredatorWatch’s published patent application to those contained in the Company’s 10 RNA patent applications would be premature in that the claims eventually allowed (if at all) by the United States Patent and Trademark Office will undoubtedly differ from those drafted as of the date of this letter.
We have been sued by a company claiming that we misappropriated. . . , page 16
14.	Please revise to clarify at the beginning of your discussion whether the technology at issue in the complaint is your RNA technology. Further, please detail the portion of your revenue that you derive from such technology.

The disclosure on pages 16 and 17 of Amendment No. 1 has been revised to clarify that the technology at issue is RNA and the amount of revenue generated from the RNA product.
We rely on software licensed from other parties. . . , page 17
15.	We note your disclosure that software licensed from third parties are used in your products and your specific mention of MySQL. Please disclose whether your license for MySQL or any other license constitutes a material license that you rely on for your products and detail the material terms of such license. Any such material license would be required to be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

The Company will file the MySQL agreement as an exhibit to a subsequent amendment to the Registration Statement. In addition, the Company will file agreements with the following third parties: Nokia, Inc., Bivio, Inc., Avnet, Inc,

Barbara C. Jacobs
December 12, 2006

Patriot Technologies and Intelligent Decisions, Inc. as exhibits to a subsequent amendment to the Registration Statement.
Defects, errors or vulnerabilities. . . , page 17
16.	To the extent material, please discuss any prior occurrences in which defects, errors or vulnerabilities have affected your products. Please expand similarly with respect to your following risk factor regarding hackers.

There have been no defects, errors or vulnerabilities that have materially affected the Company’s products to date. Similarly, the Company’s products have not been materially affected by hackers to date. The Company has included these risk factors to warn potential investors that such problems could occur in the future.
We depend on a single source to manufacture our enterprise class intrusion sensor. . . , page 18
17.	Your specific discussion of Bivio Networks in this risk factor and your disclosure that the products produced by Bivio Networks constituted 18 percent of your product revenue for the nine months ended September 30, 2006 suggests that your business depends to a material extent on your supply arrangement with Bivio Networks. Accordingly, it appears that any agreement with Bivio Networks is required to be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

The Company notes the Staff’s comment and confirms that the agreement with Bivio Networks will be filed as an exhibit to a subsequent amendment to the Registration Statement.
We depend on resellers and distributors for our sales. . . , page 19
18.	Please confirm whether any reseller or distributor, including any OEM, contributes to greater than 10 percent of your revenue. We note your disclosure on page 59 that no customer accounted for over 10 percent of your revenue.

The disclosure on page 19 of Amendment No. 1 has been revised to address the Staff’s request.
Use of Proceeds, page 25
19.	Please discuss in greater detail your planned use of proceeds for “financing [y]our growth, developing new products and funding capital expenditures.”

Barbara C. Jacobs
December 12, 2006

Please discuss how the proceeds are to be used primarily in financing growth or to develop new products and address what capital expenditures you expect to fund with your proceeds from the offering. We note your disclosure on page 60, for example, stating that you intend to expand your direct sales force for international markets.

The disclosure on page 25 of Amendment No. 1 has been revised to address the Staff’s request.

20.	We note that you may use some of the proceeds from the offering to repay your credit facility. Please disclose the amount of proceeds that may be used for such purpose and provide any required disclosure for the indebtedness. See Instruction 4 to Item 504 of Regulation S-K.

The disclosure on page 25 of Amendment No. 1 has been revised to address the Staff’s request.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 32
21.	Please discuss in greater detail the terminated merger transaction with Check Point in 2006. Please discuss the reasons for terminating the transaction and any ramifications the plan to merge and then the termination of such merger plans had on your business and subsequent plans for this offering.
The disclosure on page 33 of Amendment No. 1 has been revised to address the Staff’s request.
22.	Please elaborate on the possible effects on your business and results of operations of the PredatorWatch litigation. This litigation appears to constitute a currently known uncertainty that may reasonably be expected to have material effects upon you. Please quantify the expected effects of this and other known, material trends, events and uncertainties on your future results to the extent possible. Please see Item 304(a)(3)(ii) of Regulation S-K and Section III.B.3 of Release No. 33-8350 for additional guidance.

The disclosure on page 34 of Amendment No. 1 has been revised to address the Staff’s request.

Barbara C. Jacobs
December 12, 2006

23.	Please advise whether any specific product represents a significant and disproportionate share of your revenue. If so, please disclose here or elsewhere, as appropriate, your reliance on such product, the share of revenue attributed to such product and the risks that may be posed by your reliance on revenue from such product.

As described in the Business section on page 50, the Company’s products work in combination and address a specific network security solution versus addressing separate and unrelated network or network security issues. In a typical deployment of the Company’s 3D solution, a customer will purchase one or two defense centers, a few RNA sensors and several, up to dozens, of the Company’s intrusion sensors. In response to the question posed by the Staff, revenue from sales of intrusion sensors account for more than 50% of the Company’s product revenues in all the periods reported. However, in order to most effectively deploy the 3D solution, all three components are needed and are therefore marketed as a complete solution. Additionally, the Company notes that competitor’s products cannot be substituted into the 3D solution (and the Company believes that the same is true of our products into our competitors’ solutions). Lastly, some customers roll out the 3D solution in stages, adding RNA as the final component.

Internally, the Company’s significant and most important monitoring, tracking and reporting is done on sales opportunities. Opportunities drive the Company’s business decisions and these opportunities typically include all three components of the 3D solution as well as PCS and services. The Company tracks the following opportunities: potential new business (pipeline), closed business by new versus existing customer, average/median deal size, distribution (direct or indirect), regional sales territory productivity and individual sales personnel productivity. With regard to the three components of the 3D solution, we do track unit volume, average price per unit, and the overall split between the three components; however, on a quarter by quarter basis these results can fluctuate while the more meaningful opportunity reporting remains consistent.

The Company believes that its 3D solution is a discrete product line for which reporting should be provided. In the future, if the Company develops or acquires additional product lines that address items outside the 3D solution, the Company agrees it may be necessary to provide details of revenue by its different product lines.
Critical Accounting Policies and Estimates
Accounting for Stock-based Compensation, page 36

Barbara C. Jacobs
December 12, 2006

24.	You refer to the use of an independent valuation specialist to determine the fair market value of your securities as of April and August 2006. When a reference to an independent appraisal or valuation is included in a registration statement, you should also disclose the name of the expert and include the expert’s consent with the filing. Refer to Rule 436(b) under the Securities Act. Alternatively, you may remove this reference.

The disclosure on page 37 of Amendment No. 1 has been revised to address the Staff’s request. The Company’s board of directors determined the fair market value of the Company’s securities as of April and August 2006 taking into consideration the report of an independent valuation specialist and a number of other factors, which are described on page 37 of Amendment No. 1.
Results of Operations, page 38
25.	We note that your network security solutions include three products: RNA, Intrusion Sensors and the Defense Center. Your disclosure on page 4 indicates that your RNA products generate higher margins. We also note your disclosure on page 40 where you have quantified a certain level of revenues recognized by a certain class of intrusion sensors which were introduced during fiscal 2005. Your current disclosure only addresses total product changes recognized and the changes recognized when comparing reporting periods. Tell us what consideration you have given to discussing and disclosing the level of revenues recognized on each of your three products during each of the respective reporting periods presented.

As described in the Business section on page 50 of Amendment No. 1, the Company’s products work in combination and address a specific network security solution versus addressing separate and unrelated network or network security issues. In a typical deployment of the Company’s 3D solution, a customer will purchase one or two defense centers, a few RNA sensors and several, up to dozens, of the Company’s intrusion sensors. Sometimes customers will do this in one purchase while other times they will purchase parts of the 3D solution at different dates throughout a deployment schedule.

The Company believes that the disclosure of new product releases within the existing components of the 3D solution may be meaningful as a variance explanation. However, in terms of reporting detailed revenues by component of the 3D solution, the Company believes that the 3D solution is a discrete product line, and for the internal tracking and reporting reasons provided in our response to Comment 23 above (i.e., the lack of substitution with or by competing products), believes that reporting revenues from sales of the Company’s 3D solution is most appropriate from a product line standpoint.

Barbara C. Jacobs
December 12, 2006

26.	We note you quantified the increase in professional and training services revenue recognized in fiscal 2005 in comparison to fiscal 2004. Tell us what consideration you have given to specifically quantifying and discussing, for each period presented, the relative changes therein as it relates to the level of both the support revenues and professional and training revenues recognized.

For all of the reported periods, training and professional services revenue accounted for less than ten percent of services revenue and accordingly the Company did not separately disclose these service revenues. The reason to quantify the increase in professional and training services revenue recognized in fiscal 2005 in comparison to fiscal 2004 was based on the launching of these additional services. In the future, if revenues from these specific services become material, the Company will consider separate disclosure.
Comparison of Nine Months Ended September 30, 2006. . . , page 39
27.	You disclose in your revenue discussion that you “did not introduce any new products in the 2006 period.” Please reconcile this statement with your disclosure in your research and development discussion that you “release[d ]new RNA, intrusion sensor and defense center products between October 2005 and May 2006.

The releases from October 2005 to May 2006 represent “updates” or “enhancements” to existing products. The disclosure on page 41 of Amendment No. 1 has been revised to address the Staff’s request

28.	It appears that you have omitted the actual percentage of total revenues that research and development expense constituted during the nine-month period ended September 30, 2006.

The disclosure on page 41 of Amendment No. 1 has been revised to address the Staff’s request.

29.	Your disclosure of the factors that contributed to your increased general and administrative expenses appears to exceed the amount that such expenses did increase between the two periods. Please disclose the offsetting factor that also affected your general and administrative expenses.

The disclosure on page 41 of Amendment No. 1 has been revised to address the Staff’s request.
Liquidity and Capital Resources, page 44

Barbara C. Jacobs
December 12, 2006

30.	We note your disclosure on page 46 that your working capital line of credit expires on March 28, 2007. Please disclose any plans with respect to this line of credit in light of its impending expiration.

The Company intends to renew this credit facility for at least an additional one year period. The disclosure on page 47 of Amendment No. 1 has been revised to address the Staff’s request.

31.	Please disclose the quarterly tangible net worth thresholds you are required to maintain under your credit facility.

The disclosure on page 47 of Amendment No. 1 has been revised to address the Staff’s request.
Business
Products, page 54
32.	We note your disclosure that “the Defense Center can support up to 120 RNA Sensors and/or Intrusion Sensors.” Please expand to provide a sense of the size and scale of the network that is serviceable by 120 sensors. Please discuss whether multiple Defense Centers may be deployed, if necessary.

The disclosure on page 56 has been revised to address the Staff’s request.

33.	Please elaborate on the reasons for the range of prices for your sensors. Please consider whether separate disclosure of prices for your intrusion sensor, RNA sensor and Defense Center would be useful.

The disclosure on page 56 has been revised to address the Staff’s request.

34.	Please clarify whether use of your intrusion sensors also requires that a Defense Center be employed.

Barbara C. Jacobs
December 12, 2006

The disclosure on page 55 of Amendment No. 1 has been revised to address the Staff’s request.
Sales and Marketing, page 60
35.	Please disclose when you executed an OEM agreement with Nokia. Please clarify your relationship with and any material dependence on Nokia.

The disclosure on page 61 of Amendment No. 1 has been revised to address the Staff’s request. The Company will file the Nokia agreement as an exhibit to a subsequent amendment to the Registration Statement.
Research and Development, page 61
36.	Please disclose the number of employees in your Vulnerability Research Team and explain to us the basis for your belief that you “have access to one of the largest and most sophisticated groups of IT security experts researching vulnerability and threats on a real time basis.” Please tell us whether other security authorities coordinate with the open source community.

The disclosure on page 62 of Amendment No. 1 has been revised to address the Staff’s request. While the Company acknowledges that eight full-time employees is not a large staff, the Company emphasizes the fact that the Vulnerability Research Team participates in extensive collaboration with hundreds of network security professionals in the open source Snort community to learn of new vulnerabilities and exploits. The Company also benefits from information and expertise derived from the services that the Company subscribes to, such as iDefense and SecurityFocus. Other security authorities, such as CERT CC, The Sans Institute, and iDefense, also coordinate with the open source community.
Manufacturing and Suppliers, page 61
37.	Your disclosure indicates that you rely on a specific manufacturer for the production of a different product. Please disclose whether each manufacturer is responsible for a product that contributes significantly to your business. If so, it appears that the agreement with such manufacturer should be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. Please file or otherwise advise.

The disclosure on page 62 of Amendment No. 1 has been revised to address the Staff’s request. The Company intends to file its agreements with Avnet, Inc., Patriot Technologies, Inc., Intelligent Decisions, Inc. and Bivio, Inc. as exhibits to the Registration Statement.

Barbara C. Jacobs
December 12, 2006

Management
Board of Directors, page 68
38.	Please elaborate on your plans with respect to the two new board members.

The Company is currently conducting a search for these two new board members and we intend to add those individuals, once identified and approved by the Company’s Nominating and Governance Committee, to the Board as soon as practicable and prior to the completion of this offering.
Option Grants in 2005, page 70
39.	We note that you have no existing trading market for your shares. With respect to calculating your potential realizable values, please see Instruction 7 to Item 402(c) of Regulation S-K. Please also see Release No. 33-7009 and Interpretations J.16 and 17 of our July 1997 Manual of Publicly Available Telephone Interpretations. Please either use the midpoint of your offering price range until your initial public offering price is determined or discuss in a footnote the valuation method and assumptions used in determining the fair market value of the options. We note that you intend to use the midpoint of your offering price range with respect to your option values table.

The disclosure on page 71 of Amendment No. 1 has been revised to address the Staff’s request.
Employment Agreements, page 70
40.	Please elaborate on how the bonuses to your executive officers are determined including a specific discussion of any metrics or performance goals used.

The disclosure on page 70 of Amendment No. 1 has been revised to address the Staff’s request.
Principal and Selling Stockholders, page 77
41.	Please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling stockholders that are entities. Please see Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations.

Barbara C. Jacobs
December 12, 2006

The Company acknowledges the Staff’s comment and notes that disclosure of the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by the selling stockholders that are entities will be included in a subsequent amendment to the Registration Statement.

42.	Please disclose whether any selling stockholder is an affiliate of a registered broker-dealer. If a selling stockholder is an affiliate of a registered broker-dealer, please expand the prospectus to indicate whether such selling stockholder acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition such selling stockholder had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

The Company acknowledges the Staff’s comment and notes that disclosure regarding selling stockholders that are affiliates of registered broker-dealers will be included in a subsequent amendment to the Registration Statement.
Description of Capital Stock, pages 79
43.	We note that all shares of preferred stock will be converted into shares of common stock prior to the completion of the offering. We note that each share of the Series A preferred stock will convert into three shares of common stock while each share of the Series B, C and D preferred stock will convert into one share of common stock. Explain to us the reasons for the differences in the conversion ratios. Further, address any differences between the initial issuance price of the more recent issuances of preferred stock and the offering range of the common stock. Tell us whether there is any beneficial conversion feature associated with the conversion of the preferred stock.

The Company’s common stock was split 3-for-1 on August 20, 2002. As a result of the stock split, the Company’s certificate of incorporation in effect at the time provided for an automatic adjustment of the conversion ratio for the Series A preferred stock to approximately 3:1. The Company will address any differences between the initial issuance price of the more recent issuances of preferred stock and the offering range of the common stock once the offering range has been established and at such time also will address whether there is a beneficial conversion feature associated with the conversion of the preferred stock.
Underwriters, page 85
44.	Please elaborate on how the over-allotment option will be apportioned among your selling stockholders.

Barbara C. Jacobs
December 12, 2006

The disclosure on page 86 of Amendment No. 1 has been revised to clarify that any shares sold pursuant to the over-allotment option will be apportioned among the Company and the selling stockholders pro-rata in accordance with the number of shares initially sold by the Company and the selling stockholders.
Consolidated Financial Statements
Consolidated Statements of Operations, page F-5
45.	Please clarify for us that your statements of operations cost of revenue line item includes charges for depreciation and amortization. Your disclosure on page 34 under the caption, “Cost of Revenue” indicates that depreciation and amortization are included in cost of revenue. If such items are excluded from cost of revenue pursuant to SAB Topic 11:B the description of the cost of revenue line item should read somewhat as follows: “Cost of revenue (exclusive of items shown separately below)” or “Cost of revenue (exclusive of depreciation shown separately below).” Also, in view of your gross profit line, depreciation and amortization should not be positioned in the income statement in a manner that results in reporting a figure for income before depreciation and amortization. Please revise to conform your presentation to comply with SAB Topic 11:B.

The Company advises the staff that cost of revenue includes depreciation related to hardware containing embedded software to which the Company maintains title but which is leased to a customer for which the Company receives quarterly lease payments. Accordingly the Company includes depreciation of this hardware as Cost of Revenue to properly match this expense with the lease revenue. This lease revenue is recorded as Product Revenue and is less than one percent of the Company’s total Product Revenue.
Statements of Cash Flows, page F-8
46.	We note the sale of “held to maturity” investments during the fiscal 2004 and 2005 periods and the interim period of fiscal 2006. Investments in debt securities shall be classified as held to maturity and measured at amortized cost only if there is a positive intent and ability to hold these securities to maturity. A debt security should not be classified as held to maturity if the company anticipates that the security would be available to be sold under certain conditions. The company has consistently sold these types of investments. Thus, your activities would raise the question as to the appropriateness of your classification of these investments as “held to maturity” as opposed to classifying

Barbara C. Jacobs
December 12, 2006

them as “available for sale.” Please address the criteria within paragraphs 9-11 of SFAS 115 in your response.

The proceeds from sale of held-to-maturity investments resulted solely from those securities reaching maturity, rather than representing a practice to sell those securities under certain conditions. The Company’s investment policy and past practices are to hold investments to maturity.

The disclosure on pages F-8 and F-10 of Amendment No. 1 have been revised to address the Staff’s request.
Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
47.	Tell us and disclose the company’s accounting policy for commission expenses since we note that you utilize a direct sales force.

The disclosure on page F-12 of Amendment No. 1 has been revised to address the Staff’s request.
Revenue Recognition, page F-10
48.	We note that the majority of your transactions include multiple elements. Describe further to us and disclose, as applicable, each of the elements included in your multiple-element arrangements and how you have established VSOE of fair value for each element. In your multiple-element arrangements where you have two or more undelivered elements and you recognize revenue under the residual method of paragraph 12 of SOP 97-2, explain to us your policy for the timing of revenue recognition for each of these undelivered elements.

The Company advises the Staff that the majority of its multiple element arrangements include products with embedded software that is not incidental to the hardware (“products”) and post-contract customer support (“PCS”). In certain cases, these multiple element arrangements also include training and/or professional services (“services”). Additionally, in certain cases the Company licenses its technology in a software-only format rather than loaded on a hardware platform.

The Company has determined that it has established vendor specific objective evidence of fair value (“VSOE”) for its PCS and its services, but not for its products and software. Accordingly, in multiple element arrangements that contain either products or software and PCS, the Company recognizes revenue on its products or

Barbara C. Jacobs
December 12, 2006

software when the four criteria contained in paragraph 8 of SOP 97-2 have been met, which in most cases is upon the shipment or delivery of the products or software, depending on the terms of the specific arrangement. The amount recognized is equal to the total dollar amount of the arrangement less the fair value of the undelivered PCS. The fair value of the PCS is then recognized ratably over the term of the PCS purchased by the Company’s customer.

In multiple element arrangements that also include services, the amount recognized for the products or software is equal to the total dollar amount of the arrangement less the fair value of the undelivered PCS and the undelivered services. The fair value of the PCS is then recognized ratably over the term of the PCS purchased by the Company’s customer and the fair value of the services is recognized as the services are performed.

The Company has established VSOE for its PCS and its services in accordance with paragraph 10 of SOP 97-2. Specifically, the VSOE of the Company’s PCS is based upon actual renewals of PCS for each type of PCS (standard, gold and platinum) and each type of customer (direct/end-user and reseller/large enterprise). PCS and PCS renewals are priced based on a percentage of the list price of the respective product or software and historically have not varied from a narrow range of values in the substantial majority of the Company’s arrangements. The VSOE of the Company’s other services is based on the price for these same services when they are sold separately.

The disclosure on page F-11 has been revised to address the Staff’s request.

49.	You indicate that non-product revenues currently represent less than 10 percent of total “product revenues.” Explain to us further what you consider to be “non-product revenues” and provide us with the nature and dollar amount of each of these types of revenues recognized during the fiscal and interim periods presented.

The following table represents the Company’s non-product revenues:

				Nine months ended
	Year ended December 31,			September 30,
	2003	2004	2005	2006
Software Royalties	$—	$—	$780	$643
Snort Software Agents	$—	$49	$155	$81
Product Lease Subscription	$—	$119	$172	$167
Miscellaneous	$342	$631	$577	$646
Total	$342	$799	$1,684	$1,537

Barbara C. Jacobs
December 12, 2006

The Company considers items not embedded on the hardware platform to be non-product revenue. The Miscellaneous category in the table above includes: additional hardware parts, and shipping and packing charges.

50.	We note that customers are charged for annual maintenance and support, which includes the right to receive the VRT-certified Rules and updates to the vulnerability database. The updates are critical to the successful performance of your security solution. Given that the upgrades are critical to performance, it would appear that these specified upgrade rights should be accounted for as separate elements and therefore allocated as a portion of the fee based on the VSOE of the upgrade. It appears that you make these upgrades available without charging a fee and are included as part of PCS. Further explain your accounting for these “subscriptions” and tell us what consideration you have given to accounting for these upgrades or subscriptions as a separate element in accordance with paragraphs 35-38 of SOP 97-2 or under the subscription accounting model of paragraphs 48-49 of SOP 97-2.

VRT Certified Rules are provided as a component of the PCS that includes other features such as software updates on a when-and-if-available basis, help desk support, on-line support and hardware support. The Company does not charge a separate fee for the VRT Certified Rules, but customers are charged for the VRT Certified Rules as part of the overall PCS arrangement. The Company believes that the VRT Certified Rules do not meet the definition of a “specified upgrade right,” but rather all updates to the software and any new VRT Certified Rules are released only on a “when-and-if-available” basis, which meets the definition of PCS as described in paragraph 36 of SOP 97-2.

VRT Certified Rules may be obtained by anyone not under a PCS arrangement with Sourcefire by registering to receive those rules at www.snort.org. If a registrant on snort.org wishes to receive the VRT Certified Rules immediately on a “when and if available” basis, the Company charges those customers a separate subscription fee. If a registrant on snort.org does not require the VRT Certified Rules immediately on a “when and if available” basis, they may obtain them for free if they wait 30 days from the date of release.

The Company has concluded that the release of the VRT Certified Rules still meets the definition of “when-and-if-available” updates, which is a component of PCS in accordance with paragraph 36 of SOP 97-2 rather than “in substance subscriptions” as referenced in paragraph 12 of SOP 97-2.

Additionally, it should be noted that the Company’s customers can and do write their own rules and/or obtain rules from alternate sources. The Company provides VRT

Barbara C. Jacobs
December 12, 2006

Certified Rules as the only rules that have been tested and approved by the Company’s Vulnerability Research Team.

51.	In arrangements where you provide professional services, tell us whether these types of arrangements require significant production, modification or customization of the software or whether these services are essential to the functionality of the other elements in your arrangements. Explain how your accounting for services complies with paragraphs 63-71 of SOP 97-2.

Our professional services do not result in significant production, modification or customization of the Company’s software or products, and the Company’s professional services are not essential to the functionality of other elements in the Company’s arrangements.

The Company’s professional services include deployment (physical placement/location within the network environment) and calibration, or tuning, (rule selection and sensitivity settings) services. The Company’s training services include mostly “how to” classes such as deployment, rule writing, calibration or tuning methods, user administration, and report writing. The Company also offers professional certification exams for network security professionals.

Accordingly, the Company has concluded that its services as described above are not essential to the functionality of any other element of its arrangements based on the criteria set forth in paragraphs 70 and 71 of SOP 97-2. Further, the services are described in the Company’s arrangements such that the total price of the arrangement would vary as the result of the inclusion or exclusion of these services. Therefore, in accordance with paragraph 65 of SOP 97-2, and since the Company has established VSOE for its services as discussed in its response to comment 48, the Company separately accounts for the service element of its arrangements. The fair value of the Company’s services is deferred and recognized as the services are performed in accordance with paragraph 66 of SOP 97-2.

52.	Tell us how you determine what constitutes your normal customary payment term. Provide an analysis that supports your conclusion. Indicate if your payment terms vary by customer type, arrangement size and product mix. If so, tell us how you evaluated those factors in determining your normal customary payment terms. Disclose the typical payment terms of your arrangements, the amount of any down payment, any refund provisions or whether any payments are subject to specific milestones or customer acceptance provisions.

The Company has published payment terms that range between 30-60 days from invoice date and are included in the written terms and conditions of the Company’s

Barbara C. Jacobs
December 12, 2006

arrangements with customers and resellers/distributors. The Company invoices when it delivers the product or service to the customer. These terms appear to be within generally accepted industry standard payment terms based upon the Company’s review of other software companies, including the Company’s competitors.

The Company does not require a down payment and does not, as a normal course of business, offer a refund (i.e. a right of return) policy, or tie payments to milestones or acceptance clauses. For arrangements with end users the Company typically offers 30 day payment terms, and for larger enterprise end user customers the Company will offer payment terms up to 60 days. For resellers/distributors the Company typically offer 45 day payment terms and will offer them up to 60 days.

The Company believes its fees are fixed, determinable and collectible in accordance with paragraphs 26-33 of SOP 97-2. The Company’s DSOs have been between 60-65 days for the past 3 years, leading the Company to conclude that its payment terms are reasonable and that the Company’s customers and resellers and distributors generally keep within terms.

The Company has disclosed information about its payment terms on page F-10 of its amended filing.

53.	Tell us how you recognize revenue on contracts that involve extended payment terms. Note that extended payment terms may include periods less than one year, particularly if the use of the extended payment terms is not your customary practice. Refer to paragraphs 27 through 30 of SOP 97-2 to support your accounting.

The Company has not offered, and does not intend to offer, extended payment terms or payments contingent on milestones or acceptance clauses. Additionally, the Company does not have any arrangements with resellers/distributors where they are allowed to return product or receive pricing discounts if the Company subsequently lowers the standard pricing.

54.	Disclose your accounting for PCS and how it complies with paragraphs 56-62 of SOP 97-2. We note that these services are provided over a 12- to 36-month period.

The disclosure on pages F-11 and F-12 of Amendment No. 1 has been revised to address the Staff’s request.

55.	Tell us and disclose whether you include any contingencies such as rights of return, conditions of acceptance, warranties or price protection in your

Barbara C. Jacobs
December 12, 2006

arrangements. Identify the conditions of acceptance that may be uncertain and preclude revenue recognition.

The Company does not offer rights of return, platform transfers or any other similar rights, and nearly all the Company’s arrangements are free of conditions of acceptance. To the extent an arrangement includes an acceptance condition, the Company defers all revenue from the arrangement until obtaining that acceptance.

The Company warrants that its software will perform in accordance with the Company’s documentation for a period of 90 days from the day the Company ships the software and/or products. Similarly, the Company warrants that its hardware will perform in accordance with the Company’s documentation for a period of one year from the day the Company ships its products. The Company further agrees to repair or replace software or product that does not conform to that warranty. This warranty does not include the right to receive product updates or to receive subsequently available VRT Certified Rules or customer support. The Company believes that warranties for defective software and products should not be considered customer acceptance provisions, cancellation privileges, nor rights of return, but rather should be accounted for in accordance with FASB Statement No. 5, “Accounting for Contingencies.” The Company’s experience rate of repairing, replacing and/or refunding product is less than one percent and the Company records a warranty expense of approximately one percent of all product sales. The one year warranty on hardware matches the hardware warranty that the Company obtains from the manufacturer.

The disclosure on page F-11 of Amendment No. 1 has been revised to address the Staff’s request.

56.	We note you offer discounting based on transaction size, volume, federal or state programs, reseller or distributor involvement and level of technical support. See page 33. Please describe the terms associated with these discounts and explain their impact on determination of VSOE of fair value for your software arrangements.

The Company offers discounts to its customers based on transaction size, volume, federal or state programs, reseller or distributor involvement and level of technical support. However, in substantially all arrangements, these discounts are offered on the Company’s products and software and not on its PCS, PCS renewals, and services. The Company’s PCS and PCS renewals are consistently priced based on a fixed percentage, or within a narrow range of percentages, of the list price of its products and software. Since a substantial majority of the Company’s PCS and PCS renewal arrangements are consistently priced based on a percentage of the list price

Barbara C. Jacobs
December 12, 2006

of its products and software, the discounting of the products does not impact its determination of the VSOE of fair value of its PCS or the related accounting. Further, the Company’s services are consistently priced based on fixed dollar amounts for the underlying service or the number of days of service purchased and are therefore not impacted by the discounting of its products and software.

In the limited instances where the PCS or service amount contained in a multiple element arrangement is less than the respective VSOE of fair value, the Company will defer the fair value by reducing the amount otherwise attributable to the delivered element(s).

57.	Disclose how you recognize revenue for products that are sold through indirect channels. Tell us how your accounting complies with SFAS 48 if you offer a right of return.

FAS 48 is not applicable to our arrangements with Resellers and Distributors as we do not offer “rights of return” for our products and the Company does not have a practice of accepting the return of products and software.

The disclosure on page F-11 of Amendment No. 1 has been revised to address the Staff’s request.

58.	We note that a significant amount of your revenue is derived from government contracts. Tell us whether your contracts with government agencies involve fiscal funding arrangements. If so, tell us how your accounting complies with paragraphs 32-33 of SOP 97-2.

The Company derives revenue from the Federal government strictly through resellers and a GSA schedule which is maintained by a third party. Thus the Company does not deal directly with the Federal government nor is the Company directly exposed to fiscal funding arrangements.
Reclassification, page F-14
59.	Please explain the nature and amounts of the reclassifications included in the financial statements for the fiscal periods 2003 and 2004 in the registration statement. Explain why you believe these are reclassifications.

During 2006, the Company changed the classification of certain expenses related to evaluation units from sales and marketing expense to a cost of product revenue.

Barbara C. Jacobs
December 12, 2006

Historically, the use of these evaluation units was limited and the related costs were not significant. However, beginning in 2006, the number and cost of units distributed for evaluation purposes increased significantly. Accordingly, the Company concluded that these evaluation units should be actively “held for sale” rather than used for evaluation purposes and then disposed of. Therefore, effective in January 2006, all costs related to adjusting the carrying value of evaluation units to the lower of cost of market value are included in cost of product revenues. For consistency purposes, the Company has also reclassified the historical adjustments to the carrying value of evaluation units from a sales and marketing expense to cost of product sales, and accordingly, the Company does not believe that these represent errors in the historical financial statements. The amounts reclassified from sales and marketing expense to cost of product revenue amounted to $376,000, $214,000 and $117,000 in 2005, 2004 and 2003, respectively.
Note 5. Debt and Warrants, page F-17
60.	Please confirm that you have provided all of the disclosure required by Rule 5.02.19(b) of Regulation S-X such as the terms of your unused lines of credit and the weighted average interest rate on short term borrowings outstanding as of the date of each balance sheet presented.

Because the Company had no short term borrowings outstanding as of December 31, 2005 under its line of credit, the Company has excluded the weighted average interest rate. The Company believes it has included all disclosures pursuant to Rule 5.02.19(b) of Regulation S-X.
Note 6. Convertible Preferred Stock, page F-18
61.	We note the disclosure regarding the contingencies relating to the conversion of the different series of preferred stock into common stock dependent upon the to be determined public offering price and the attainment of a minimum level of gross proceeds to the company. Address whether conversion is probable based on the expected terms of your initial public offering.

Under the terms and conditions of the Company’s certificate of incorporation, all outstanding shares of preferred stock shall automatically convert to common stock upon the closing of a firm-commitment underwritten public offering covering the sale of the Company’s common stock at a price per share to the public equal to or greater than 1-1/2 times the purchase price of the Company’s Series D preferred stock, and resulting in at least $40,000,000 of gross proceeds to the Company. The purchase price for one share of the Series D preferred stock is $7.0456. In addition to the

Barbara C. Jacobs
December 12, 2006

foregoing, an automatic conversion may also occur if a supermajority of the holders the Company’s preferred stock so agree.

The Company currently expects that this offering will result in excess of $40,000,000 in gross proceeds to the Company, and currently expects that the per share price of the Company’s common stock to the public will be greater than $10.5684 (1-1/2 times the Series D purchase price of $7.0456), ignoring any stock split or recapitalization that may occur. While the Company believes that this mandatory conversion is probable based upon the Company’s current understanding, market conditions can change at any time and there can be no certainty that these conditions will be met prior to effectiveness.
Note 8. Stock Incentive Plan, page F-20
62.	Please provide us with the following information in chronological order for stock option grants and other equity related transactions for the one year period preceding the most recent balance sheet date included in the filing and through the date of your response:
•	The nature and type of stock option or other equity related transaction;

•	The date of grant/issuance;

•	Description/name of option or equity holder;

•	The reason for the grant or equity related issuance;

•	The number of options or equity instruments granted or issued;

•	The exercise price or conversion price;

•	The fair value of underlying shares of common stock;

•	The total amount of deferred compensation or value assigned to beneficial conversion feature reconciled to your financial statement disclosures; and

•	The amount and timing of expense recognition.
The Company has reviewed the Practice Aid and in consideration of paragraph 179 of the guide and the Staff’s comment, has inserted additional disclosure in the form of a table of grants on page F-13.

Barbara C. Jacobs
December 12, 2006

63.	Continue to provide us with updates to the requested information for all equity-related transactions subsequent to this request through the effective date of the registration statement.

The Company acknowledges the Staff’s comment and confirms that it will continue to update this disclosure in subsequent amendments to the Registration Statement.

64.	We note your disclosure that prior to April 2006, management and the board of directors determined the fair value of the common stock when granting stock options. You indicate that you used a contemporaneous preferred stock transaction approach that applied discounts for valuation differences due to: conversion privileges, dividends, control and seniority and liquidation preferences. You also indicate that financial performance and achievement of milestones were considered as well. Please tell us what objective evidence supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation reports that rely on methodologies discussed in the Practice Aid or on current cash sales of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction.

The Company did not issue any options to purchase shares of its common stock from July 2005 to October 2005 due to ongoing merger negotiations with Check Point. For the period October 2005 until March 2006, the Company was a party to a Merger Agreement with Check Point Software Technologies Ltd. that specified the value of one common share of Sourcefire to be approximately $5.15. Options were issued with an exercise price equal to this value during that period.

65.	Reconcile and explain the differences between the fair values of the underlying common stock at each valuation date, including the difference between the most recent fair value and the midpoint of your offering range. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

The estimated offering range has not yet been established. The Company acknowledges the Staff’s comment and notes that it expects to indicate an estimated offering range in a subsequent amendment to the Registration Statement, and will provide this reconciliation and explanation once the estimated offering range has been established.

Barbara C. Jacobs
December 12, 2006

66.	Tell us what consideration you gave to the Practice Aid’s disclosure guidance in paragraph 179. As applicable, consider revising to include the following disclosures for options granted during the 12 months prior to the date of the most recent balance sheet included in the filing:
•	For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts);

•	Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective; and

•	Whether the valuation was performed by a related party.
Please refer to the supplemental table attached as Exhibit E.
Note 11. Business and Geographic Segment Information, page F-22
67.	Tell us what consideration you have given to providing the disclosures required by paragraph 37 of SFAS 131 for your identified products.

As described in the Business section on page 50 of Amendment No. 1, the Company’s products work in combination and address a specific network security solution versus addressing separate and unrelated network or network security issues. The Company believes that its 3D solution is a discrete product line. In reviewing the requirements of SFAS 131, the Company believes that it is in substantial compliance with the pronouncement since the Company manages its business on a consolidated and not segmented basis and the current products are actually part of one complete product line. The Company has provided overall revenue by geographic region as a separate disclosure given that the disclosure contains a discussion of the expansion of the Company’s international business.
Item 15. Recent Sales of Unregistered Securities
68.	We note your disclosure on page 75 regarding the grant of a stock option to Vispi Daver. Please confirm whether such grant has been included in your disclosure regarding other option grants.

The Company confirms that this stock option grant is included in the disclosure regarding other option grants.

Barbara C. Jacobs
December 12, 2006

69.	With respect to sales in which you relied on Section 4(2) of the Securities Act, please disclose the factual basis upon which you made such reliance. Please specifically state whether the purchasers were sophisticated with access to information or accredited.

The disclosure on page II-2 of Amendment No. 1 of recent sales of unregistered securities has been clarified to provide that each issuance has been made solely to accredited investors or pursuant to the Sourcefire, Inc. 2002 Stock Incentive Plan, as amended. The Company has not sold unregistered securities in the past three years other than in reliance on Rule 506 of Regulation D or Rule 701.
**********************************************
We appreciate in advance your time and attention to this amendment, as well as to our responses to the Staff’s comments. Should you have any additional questions or concerns, please call me at 703-760-7700.
Sincerely,
/s/ Jacob D. Bernstein
Jacob D. Bernstein, Esq.

cc:	E. Wayne Jackson, III Thomas J. Knox, Esq. Jeffrey S. Marcus, Esq.